Exhibit 99.3
                                                                    ------------

Explanation of Responses, Footnote 3:

Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,039,412 shares of Common Stock. Mr. Perlmutter owns directly (i) 1,975,000 currently outstanding shares of Common Stock and (ii) options that are immediately exercisable for 500,000 shares of Common Stock. Indirectly, Mr. Perlmutter may be deemed to beneficially own an additional 26,564,412 shares of Common Stock owned directly or indirectly by the Isaac Perlmutter Trust 01/28/1993, a Florida revocable trust (the "Perlmutter Trust").

The Perlmutter Trust directly owns 8,247,087 shares of Common Stock and may be deemed to beneficially own 14,622,680 and 3,694,645 shares of Common Stock owned by Object Trading Corp. and Zib, Inc. respectively. The Perlmutter Trust is the sole stockholder of Object Trading Corp. and Zib, Inc.